Filed Pursuant to Rule 253 (g)(2)

File No. 024-11525

Exhibit 4.1

This supplement to the offering circular is filed pursuant to rule 253(g)(2) in order to replace Exhibit 4.1 “Form of Subscription Agreement” of the Post-Qualification Amendment No. 1 filed on January 4, 2022 for Victory Marine Holdings Corp.

Regulation A Subscription Booklet

for

Victory Marine Holdings Corp.

The decision to accept or reject a subscription shall be made in the sole discretion of the CEO or Board of Directors of the Company.

Instructions to Prospective Purchasers:

This subscription booklet relates to the sale of 500,000,000 common shares of Victory Marine Holdings Corp., a Nevada corporation (the “Company”) pursuant to the Company’s offering under Tier 1 of Regulation A, promulgated under the Securities Act of 1933, as amended (“Securities Act”).

You should examine the suitability of this type of investment in the context of your needs, investment objectives and financial capabilities and you should make independent investigation and decision as to suitability and as to the risk and potential gain involved with the Company. You are encouraged to consult your attorney, accountant, financial consultant or other business or tax adviser regarding the risks and merits of the proposed investment.

If after investigation and consultation with our advisors you desire to purchase shares of the Company, then please complete and execute the Subscription Agreement included in this Subscription Booklet and provide (i) a government issued form of picture identification (e.g., passport or driver license) or organizational documents if the investor is an entity, and (ii) a completed IRS Form W-9 (collectively, the “Subscription Documents”) to the Company as directed in the Subscription Agreement.

In connection with your subscription, you are required to fund the entire purchase price for your shares at a price of $.02 per share (the “Subscription Amount”). The Subscription Documents should be delivered by mail at the below address or as otherwise directed by the Company and Subscription Amounts should be delivered by check or wire as below set forth.

Subscription Amounts may be delivered by check to “Victory Marine Holdings Corp.” or bank wire as follows:

Check delivery address: Victory Marine Holdings Corp. 555 NE 34th St Suite 1207 Miami, FL 33137	Bank wires may be delivered to: Bank: _____________ Account name: Victory Marine Holdings Corp. Account number: _______________ Routing number: ______________

Based on the representations contained in the Subscription Documents and other information of which the Company has actual knowledge, the Company will make the determination whether to proceed with the sale of shares. Any subscription for investment that is not accepted within 30 days is deemed automatically rejected. Rejected Subscription Amounts will be returned with accrued interest, if any.

Your answers will be kept confidential, except to the extent disclosure may be required under any federal or state laws. However, you hereby agree that the Company may present your Subscription Documents to its attorneys or such other parties as it, in its sole discretion, deems appropriate to assure itself that the proposed offer and sale of common shares of the Company will not result in a violation of (i) the registration provisions of the Securities Act, (ii) the securities or “blue sky” laws of any state or (iii) any anti-money laundering statute or regulation.

Victory Marine Holdings Corp.

SUBSCRIPTION AGREEMENT

RETURN TO:

Victory Marine Holdings Corp.

555 NE 34th St. Suite 1207

Miami, FL 33137

INVESTOR INFORMATION
Name of Investor	Social Security # or Tax I.D.
Street Address
City State Zip Code
Phone Email State/Nation of Residency
Name and Title of Authorized Representative, if investor is an entity or custodial account
Type of Entity or Custodial Account (IRA, Keogh, corporation, partnership, trust, limited liability company, etc.)
Jurisdiction of Organization Date of Organization Account Number

WHEREAS, the Company is offering 500,000,000 shares of its common stock at a price of $.02 per share pursuant to its Form 1-A, as amended from time to time (“Reg. A Circular”), filed with the Securities and Exchange Commission under Tier 1 of Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

1.                  The undersigned (“Investor”) hereby subscribes for the dollar amount (“Subscription Amount”) and number of common shares (“Shares”) of Victory Marine Holdings Corp., a Nevada corporation (the “Company”) as indicated on the signature page hereto.

2.                  The Shares will be held by the undersigned as:

______INDIVIDUAL INVESTOR	______ CUSTODIAN ENTITY	______ TENANTS-IN-COMMON
______COMMUNITY PROPERTY	______ CORPORATION	______ JOINT TENANTS
______LLC	______ PARTNERSHIP	______ TRUST

If the Shares are intended to be held as Community Property, as Tenants-In-Common or Joint Tenancy, then each party (spouse) should execute this Agreement.

If the Shares are being acquired by an entity (corporation, partnership, LLC or trust), then additional documentation of the organization and authorization to invest may be required by the Company. Such documents may include, without limitation: articles/certificates of incorporation, by-laws, operating/partnership agreements, certificates of trust or resolutions to invest.

Victory Marine Holdings Corp.

3.                  To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

(a)                The Investor has transferred, by wire or by check, funds equal to the Subscription Amount to the Company concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company.

(b)               Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

(c)                The Company has entered into, and from time to time may enter into, separate subscription agreements with other investors for the sale of Shares to such other investors. The sale of Shares to such other investors and this sale of the Shares shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

(d)               The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor.

4.                  The Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

______	The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse, exceeds $1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

______	The Investor is a natural person (individual) who had an individual income in excess of $200,000 (or joint income with the Investor spouse in excess of $300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

______	The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners’ status as an Accredited Investor.

______	The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of $5,000,000.

______	The Investor is not an Accredited Investor and does not meet any of the above criteria.

Victory Marine Holdings Corp.

5.                  The Investor hereby further represents, warrants, acknowledges and agrees that:

(a)                The information provided by the Investor is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

(b)               The Investor, if an individual, is over 21 years of age, and the address set forth above is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth above.

(c)                The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

(d)               Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee or affiliate thereof.

(e)                The Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company.

(f)                The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

(g)                The Investor has the financial ability to bear the economic risk of the Investor’s investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

(h)               Investor is acquiring Shares for its own account and not with a view towards distribution.

(i)                 The Investor acknowledges and understands that:

(i)                 The Shares are a speculative investment and involve a substantial degree of risk;

(ii)               The Company does not have a significant financial or operating history;

(iii)             The Shares are being offered pursuant to Regulation A under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

(iv)             Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

Victory Marine Holdings Corp.

(j)                 The Investor has carefully reviewed and understands the Company’s Reg. A Circular, as amended, and exhibits included therewith.

(k)               If the Investor is an entity, the Investor represents that: (i) it was not formed for the purpose of investing in the Company; (ii) it is not investing more than 40% of its total assets in the Company; (iii) each of the Investor’s beneficial owners participates in investments made by the Investor pro rata in accordance with its interest in the Investor and, accordingly, the Investor’s beneficial owners cannot opt-in or opt-out of investments made by the Investor; and (iv) the Investor’s beneficial owners did not and will not contribute additional capital (other than previously committed capital) for the purpose of purchasing the Shares. If the Investor is an entity in which a holder of an interest in such entity may decide whether or how much to invest by means of such entity in various investment vehicles including the Company, then the Investor shall notify the Company as to the number of holders of interests in the Investor, the number of holders of interests in the Investor that hold interests in the Company through the Investor and any changes to either such number.

(l)                 The Investor represents and warrants that (i) the Shares are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Shares are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control (“OFAC”); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

(m)             If the Investor is an individual retirement account, qualified pension, profit sharing or other retirement plan, or governmental plans or units (all such entities are herein referred to as a “Retirement Trust”), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Manager or its affiliates in making its decision to invest in the Company.

6.                  It is understood that this subscription is not binding on the Company until accepted by the Company. The Company may accept this subscription in whole or in part.

7.                  The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor’s representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the “Patriot Act”), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the “Relevant Legislation”). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company’s legal counsel and any other appropriate third party with information regarding the Investor’s account, until the authorization is revoked by the Investor in writing to the Company.

Victory Marine Holdings Corp.

8.                  The Company represents and warrants to the Investor that:

(a)                The Company is duly formed and validly existing in good standing as a corporation under the laws of the State of Nevada, and has all requisite power and authority to carry on its business as now conducted.

(b)           The execution, delivery and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

9.                  All Investor documents, notices and other communications to the Company should be addressed to the above captioned address; notices to Investor should be sent to the box above.

10.              This Subscription Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings of the parties in connection therewith. No covenant, representation or condition not expressed in this Subscription Agreement shall affect, or be effective to interpret, change or restrict, the express provisions of this Subscription Agreement.

11.              This subscription is not transferable or assignable by the Investor. All notices or other communications to be given or made hereunder shall be in writing and shall be delivered personally or mailed, postage prepaid, to the Investor or to the Company, as the case may be, at their respective addresses set forth on the signature page hereto with respect to the Investor and in Section 9 hereof with respect to the Company. This Subscription Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Nevada without regard to its principles of conflicts of laws. All nouns and pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

[EXECUTION PAGE FOLLOWS]

Victory Marine Holdings Corp.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth below.

_________________, 20___ _________________________________

Date Name of Investor

$_________________ _________________________________

Subscription Amount Signature

__________________ _________________________________

# of Common Shares Title (if the Investor is not a natural person)

Signatures of Additional Investors, as necessary:

________________________________ Name of Investor _________________________________ Signature _________________________________ Title (if the Investor is not a natural person)	________________________________ Name of Investor _________________________________ Signature _________________________________ Title (if the Investor is not a natural person)

Company Acceptance:

The foregoing subscription is hereby accepted on behalf of the Company the ____ day of _______________, 20___.

The Subscription in the amount of $_________________ is accepted for ______ Common Shares.

Signed: _____________________________________________

Name: __________________________________________

(authorized agent)

Victory Marine Holdings Corp.